FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 2004

Commission File Number: 000-13345

Caledonia Mining Corporation
(Translation of registrant's name into English)

Unit #9, 2145 Dunwin Drive

Mississauga

Ontario L5L 4L9

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X__ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation
(Registrant)

By:_/s/ James Johnstone

Name: James Johnstone

Title: Vice President Operations

Dated:   August 13, 2004

Exhibit Index

Exhibit

Description

31

Form 52-109F2 Certification of Interim Filings CEO

32

Form 52-109F2 Certification of Interim Filings CFO

99.1

        Second Quarter Report 2004

99.2

        Press Release dated August 13, 2004

2004

Second Quarter

Report

CALEDONIA

Mining Corporation

2004 Objectives  (as expressed in 2003 Annual Report)

  Return the Barbrook Gold Mine in South Africa to economic gold production;

  Develop additional reserves/resources at the Barbrook mine;

  Complete a feasibility study of installing a Biox(r) bacterial leach circuit at Barbrook;

  Acquire the 3.78% minority interests in Eersteling and delist Eersteling from the JSE Securities Exchange, South Africa;

  Explore potential for low grade gold open-pit at Eersteling's Roodepoort Exploration Project in South Africa;

  Identify platinum resource at Eersteling's Rooipoort Exploration Project in South Africa;

  Test the feasibility of producing an economic cobalt concentrate from Nama property in Zambia;

  Seek joint-venture partner to commence an exploration program at the Kadola copper/cobalt property in Zambia;

  Encourage and support our joint venture partners in their exploration for diamonds at the Kikerk Lake property, Canada and on the Mulonga Plain joint venture in Zambia;

  Conduct a bulk sampling program on the Goedgevonden diamond property in South Africa and conduct a limited washing program on the oxidized cap to collect a 100ct parcel of stones which can be assessed to establish the coloured stone potential of the property;

  Recruit additional senior staff for the South African operations as they develop;

  Strengthen the Board of Directors of Caledonia to address recent changes in Corporate Governance Regulations;

  Adopt a Code of Ethics and the relevant charters to Caledonia;

  Evaluate listing Caledonia on American (AMEX) and London (LSE) Stock Exchanges;

  Arrange necessary financing to support the activities required to meet these objectives.

Second Quarter 2004 Highlights

  Redeemed minority shareholdings in Eersteling thus making it 100% owned by Caledonia.

  Conducted major modifications to metallurgical plant at Barbrook.  Continued investigation to improve gold recoveries in resin-in-leach (RIL) circuit.  Progressed with metallurgical testwork on a number of different process alternatives;

  Continued underground development at Barbrook including excavation of hoist room at decline shaft to access Taylors ore zone below 10 level;

  Appointed Mike Tombs as Vice President Finance and Chief Financial Officer, to be based in Johannesburg, South Africa. Steven Poad has assumed the position of Controller;

  Completed additional detailed soil sampling at the Roodepoort Exploration Project at Eersteling, and designed a drill program for third quarter to test the potential of a low-grade gold open-pit for this area;

  Drilled an additional 1,880 meters on the Rooipoort Platinum Exploration Project to virtually complete Phase 1 of this explorationstratigraphic drilling program;

  Obtained shareholder approval to increase the Caledonia board of directors to six members;

  Mobilised contractor and equipment to Nama cobalt project in preparation for a bulk sample collection;

  Raised $4.8 million net of financing costs from arms-length private placement and $79,000 from the exercise of warrants.

President's Message

Despite the further circuit changes made in the metallurgical operations during March and April there was no significant gold recovery or production achieved in the Barbrook plant in the quarter. However, there have been improvements in gold recovered in July and August and gold recovery and production now appears to be increasing.  Efforts are being directed at the oxygenation and resin-in-leach circuits, particularly in the area of resin contamination, to resolve the problem. Concurrent with this work, metallurgical testing is continuing on a number of fronts including the initial engineering studies for a full Biox(r) plant at Barbrook and ultra fine milling of its flotation concentrate.

Mining was refocused on underground development during this period with encouraging results in the Taylors zone.   Underground services have been re-installed in the Daylight/Victory area and development there is progressing.

Exploration drilling at the Rooipoort Platinum Exploration Project near Mokopane, South Africa continued throughout the quarter and 286 hectares of mineral rights were purchased and 56 hectares of prospecting rights were acquired, totalling 342 hectares of additional property immediately adjoining the Rooipoort Platinum Exploration Project.

Exploration activities were conducted on the Rooipoort (platinum), Roodepoort (gold), Kikerk Lake (diamonds) and Nama (cobalt) properties during the quarter.

Mike Tombs was appointed Vice President Finance and Chief Financial Officer of the Corporation.  He is based in the Johannesburg office.

The net loss of $1.4 million during the quarter is comprised of unrealized currency  translation losses, operating losses and administration costs.

Caledonia completed the private placement financing which commenced during the first quarter.  In total the Corporation raised $14.2 million, net of financing costs, during the first six months of 2004 through the financing program and the exercise of warrants.

("signed")

S. E. Hayden

Chairman of the Board,

President and

Chief Executive Officer

Management's Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, two of whom are not members of management.  This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia's auditors.

("signed")

("signed")

 S. E. Hayden

M.D. Tombs

Chairman of the Board, President and

Vice-President Finance and

Chief Executive Officer

 Chief Financial Officer

CALEDONIA MINING CORPORATION

            June 30, 2004

Management's Discussion and Analysis

Expressed in Canadian Dollars

This discussion provides updated information to the Management Discussion and Analysis contained in Caledonia's Annual Report for 2003 and in the First Quarter Report for 2004.  Where no comments are made there are no updates to report.

OPERATIONAL REVIEW

Barbrook Mines Limited

Modifications to the metallurgical plant were completed in May when re-commissioning commenced.  Fine tuning of the plant revisions continued into June. The plant operated sporadically during the month, treating 3,986 tonnes in June.  As no significant quantity of gold was recovered it was apparent that further changes were necessary to the Aachen oxygenation and Resin-in-Leach (RIL) sections.  These plant changes were in progress at the quarter's end.

Caledonia continues to evaluate 'ultra-fine milling' and 'whole-plant Biox(r)' metallurgical processes to determine whether further recovery improvements and improved economics can be attained. As ongoing test work and the in-house feasibility are completed, further revisions and additions to the metallurgical plant may be expected.

The focus of underground mining remained on development during the quarter.  Development advance has been restricted by the need to re-establish services, particularly electric power for ventilation fans, in those areas remote from the main Taylors block.  In the Taylors ore zone the main development emphasis was the development of a double compartment decline shaft which will provide access to the Taylors zone below the 10 level elevation.  The hoist room has been established as has the access to the shaft location on 10 level.

Barbrook mine - Q2 -2004 Production Results

Ore mined	Tonnes	7,247
Development advance	Meters	471
Ore trammed from mine	Tonnes	6,220
Ore milled	Tonnes	3,986
Grade milled	g/t	5.8

CONSOLIDATED FINANCIAL RESULTS

For the quarter ended June 30, 2004 the Caledonia recorded a net loss of $1.4 million ($0.005 per share) compared to a net loss of $1.4 million ($0.006 per share) during the same period in 2003 and a net loss of $436,000 ($0.003 per share) in the second quarter of 2002.  The loss in 2004 primarily reflects the results from operations at Barbrook during the quarter; the normal administration expenses and an unrealized currency translation loss.

Financing

In the second quarter of 2004, Caledonia raised an amount of $79,000 from the exercise of warrants.

The private placement financing, which commenced in March, continued into the second quarter.  During the  second quarter the Company raised a total of $4.9 million, net of financing costs through the private placement and the exercise of warrants. The majority of these funds will be used to finance the improvements in the processing of gold ore at Barbrook and exploration activity on the Company's most prospective projects. Caledonia and its subsidiaries remain largely debt-free.

EXPLORATION AND PROJECT DEVELOPMENT

Roodepoort Gold Exploration Project

The soil sampling grid was extended and an additional 467 samples collected.  The results have identified one area of the most intense gold-in-soil signatures.  A drill programme consisting of 300m of diamond drill core drilling has been proposed to further examine this area and evaluate the open pit potential of this unit for a large low-grade gold operation.  During the month of July the programme was refined and drilling is expected to commence in August.

Other areas of lower intensity signatures also exist which warrant further field checking and follow-up.

Rooipoort Platinum Exploration Project

At the Rooipoort Platinum Exploration Project near Mokopane, South Africa, a total of 1,880 meters was drilled during the quarter.  The final hole in the Phase 1 stratigraphic drilling program was being drilled at the end of the quarter.  To date 6,879 meters have been drilled in this 23-hole Phase 1 program which covers the full 6 km strike-length of the property.  Platinum group mineralisation has been intersected in virtually all of these holes.  The information provided continues to define the stratigraphy of the Rooipoort target area and will be used to focus the next drilling phase, which is intended to define an initial resource at Rooipoort. This resource definition-drilling program is currently scheduled to commence in the third quarter of 2004.

During the quarter, mineral rights were negotiated over portions of Grasvally 293KR which is immediately adjacent to the Southern boundary of the Rooipoort property.  A total of 342 hectares of additional exploration property was either purchased or optioned.  Further land negotiations in this area are ongoing.  A soil-sampling program was completed at Grasvally during May and June.  In total, 672 samples were collected. Results from the initial samples taken in May are being analysed and prepared for plotting.

Kikerk Lake Diamond Joint Venture Project

Processing of heavy mineral follow-up samples collected from six separate areas on the property during the 2003 summer season by the operator of the joint venture, Ashton Mining of Canada ("Ashton"), continued in Ashton's laboratory during the quarter.

Ashton has proposed a heavy mineral sampling program and renewal of the 15 Kikerk mineral leases for 2004. The sampling program which involves the collection of ~350 samples will increase the sample density across the property in those areas removed from the core Potentilla and Stellaria occurrences.  Caledonia's share of this $300,000 program is funded by Ashton.

Nama Cobalt Project

Nine kilometres of access road were upgraded to allow heavy equipment to reach the sample site on the Nama cobalt project.  Equipment was mobilized to the site and sampling commenced during July.  This bulk sample will be shipped to Johannesburg, South Africa and, after blending and splitting, will be tested in South Africa and Canada to determine whether an economically viable concentrate can be produced for sale. Test results should be available before the end of the year.

SUPPLEMENT TO THE FINANCIAL STATEMENTS

As at July 31, 2004 the following items were outstanding:

  301,112,288 common shares.

  12,908,700 common share purchase options at an average price of $0.26 maturing at various dates until April 29, 2014.

  12,000,000 common share purchase warrants at a price of $0.35 maturing at various dates until February 6, 2005.

  22,694,091 common share purchase warrants exercisable at a price of $0.55 per share until October 26, 2005.

  4,538,818 financing agents' common share purchase warrants exercisable at a price of $0.55 until October 26, 2005.

  3,449,114 share purchase warrants were exercised during the period January 1 to June 30, 2004.

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	June 30,	December 31
(Unaudited)	2004	2003
Assets

Current
Cash and short term deposits	$12,644	$4,179
Accounts receivable	325	178
Inventories	29	86
Prepaid expenses	4	130
	13,002	4,573
Investment at cost	79	79
Capital assets (Note 1)	9,411	8,166
Mineral properties	7,891	7,212
	$30,383	$20,030

Liabilities and Shareholders' Equity
Current
Accounts payable	$597	$790

Provision for site restoration (Note 1)	904	928
	1,501	1,718
Non-controlling interest (Note 5)	-	736
	1,501	2,454

Shareholders' Equity (Note 2)
Share capital	173,318	159,151
Contributed surplus	437	285
Compensation warrants	307	160
Deficit	(145,180)	(142,020)
	28,882	17,576
	$30,383	$20,030

On behalf of the Board:

("signed")

Director

F. C. Harvey

("signed")

Director

J. Johnstone

Caledonia Mining Corporation

Consolidated Statements of Deficit

(in thousands of Canadian dollars)

	Three month period ended June 30,				Six month period ended June 30,
(Unaudited)	2004	2003	2002	-	2004	2003	2002
Deficit, beginning of period
As previously reported	($143,614)	($127,541)	($123,403)		($142,414)	($127,858)	($123,527)
Change in accounting policy (Note 1)	(131)	-	-		394	533	541
As restated	(143,745)	(127,541)	(123,403)		(142,020)	(127,325)	(122,986)
Net (loss) for the period	(1,435)	(1,414)	(436)		(3,160)	(1,630)	(853)
Deficit, end of period	($145,180)	($128,955)	($123,839)		($145,180)	($128,955)	($123,839)

Consolidated Statements of Operations

(in thousands of Canadian dollars except per share amounts)

	Three month period ended June 30,				Six month period ended June 30,
(Unaudited)	2004	2003	2002	-	2004	2003	2002
Revenue and operating costs
Revenue from sales	$30	$-	$21		$170	$53	$30
Operating costs (Note 1)	1,396	1,240	144		2,711	1,320	219
Gross profit (loss)	(1,366)	(1,240)	(123)		(2,541)	(1,267)	(189)

Costs and expenses
General and administrative	660	258	266	959	628	588
Interest	88	44	-	135	64	24
Other expense (income) (Note 4)	(679)	(128)	49	(462)	(329)	54
	69	174	315	632	363	666

(Loss) before non-controlling interest	(1,435)	(1,414)	(438)	(3,173)	(1,630)	(855)
Non-controlling interest	-	-	2	(13)	-	(2)
Net (loss) for the period	($1,435)	($1,414)	($436)	($3,160)	($1,630)	($853)

Net (loss) per share (Note 3)
Basic and fully diluted	($0.005)	($0.006)	($0.003)	($0.011)	($0.007)	($0.005)

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

	Three month period ended June 30,				Six month period ended June 30,
(Unaudited)	2004	2003	2002	-	2004	2003	2002
Cash provided by (used in)

Operating activities
Net (loss) for the period	($1,435)	($1,414)	($436)	($3,160)	($1,630)	($853)

Adjustments to reconcile net cash from operations (Note 6)	(682)	8	6	(592)	34	14

Changes in non-cash working capital Balances (Note 6)	(169)	(67)	(47)	(157)	(336)	86

(2,286)	(1,473)	(477)	(3,909)	(1,932)	(753)

Investing activities
Purchase of investment	-	-	(79)	-	-	(79)
Expenditures on capital assets	(927)	(10)	(27)	(1,114)	(194)	(27)
Expenditures on mineral properties	(496)	(45)	(79)	(679)	(1,081)	(13)
	(1,423)	(55)	(185)	(1,793)	(1,275)	(119)

Financing activities
Loan payable	-	(5)	(1,275)	-	(44)	(1,030)
Issue of share capital net of issue costs	4,885	9	2,672	14,167	2,520	2,672
	4,885	4	1,397	14,167	2,476	1,642

Increase (decrease) in cash for the period	1,176	(1,524)	735	8,465	(731)	770
Cash and cash equivalents, beginning of period	11,468	2,657	125	4,179	1,864	90
Cash and cash equivalents, end of period	$12,644	$1,133	$860	$12,644	$1,133	$860

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposal of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management's calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.

The Company's principal consolidated subsidiaries are Barbrook Mines Limited (100% owned) ("Barbrook"), Eersteling Gold Mining Company Limited (96% owned up to June 14, 2004;  100% thereafter) ("Eersteling") and Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited (all 100% owned) (collectively known as "Caledonia Zambia").

Change in Accounting Policy

Asset Retirement Obligation

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants Standard 3110, "Asset Retirement Obligations" This standard requires that a liability for retirement obligations to be settled as a result of an existing law, regulation or contract be recognized when incurred and recorded at fair value on a retroactive basis, see Note 1.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

 (Unaudited)

1.

Asset Retirement Obligation

The Company retroactively applied the standard effective January 1, 2002. As a result, comparative financial information has been restated as follows ($000's):

	Previously reported	As restated
Net loss as at June 30, 2003	$1,614	$1,630
Deficit as at June 30, 2003	129,472	128,955
Net loss as at June 30, 2002	837	853
Deficit as at June 30, 2002	124,364	123,839
Capital assets as at Dec. 31, 2003	7,471	8,166
Provision for site restoration as at Dec. 31, 2003	627	928
Deficit as at Dec. 31, 2003	142,414	142,020

The new accounting standard applies to future asset retirement requirements for the Barbrook and Eersteling mines located in South Africa.  The Company is in the process of confirming the fair value of certain asset retirement obligations and thus the determination of the provision under the new accounting standard is subject to refinement.

2.

Share Capital

(a)

Issued

	Number of Shares	Amount (000's)
Balance, December 31, 2003	252,274,997	$159,151
Issued pursuant to private placement (1)	29,095,525	9,602
Warrants exercised	3,042,648	682
Share issue expense and agent compensation warrants(1)	-	(1,002)
Balance, March 31, 2004	284,413,170	168,433
Issued pursuant to private placement (1)	16,292,652	5,376
Warrants exercised	406,466	79
Share issue expense and agent compensation warrants(1)	-	(570)
Balance, June 30, 2004	301,112,288	$173,318

(1)

During the first half of 2004, Caledonia raised a gross amount $15.0 million from a private placement by the issuance of 45,388,177 units consisting of one common share and one-half common share purchase warrant.  Each unit is priced at $0.33 per unit and the common share purchase warrants are exercisable for one common share at $0.55 per whole warrant for a period of eighteen months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised and whole common share purchase warrants equal to 10% of the total units sold.  The agent compensation warrants are exercisable for one common share at $0.55 per warrant for a period of eighteen months from the date of issuance.  A total of 4,538,818 agent compensation warrants were issued at an assigned a value of $147,000 or $0.032 per warrant.  Cash commissions and expenses paid amounted to $1.4 million.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

 (Unaudited)

2.

Share Capital (continued)

(b)

Stock Option Plans

The Company has established incentive stock option plans for employees, officers, directors, consultants and other service providers.  As at June 30, 2004, the Company has 12,908,700 options outstanding comprised of the following:

Number of Options	Exercise Price	Expiry Date
410,700	$ 0.750	April 28, 2005
813,000	$ 0.330	February 9, 2008
9,950,000	$ 0.235	April 24, 2012
225,000	$ 0.345	June 2, 2012
500,000	$ 0.280	November 4, 2013
1,010,000	$ 0.260	April 29, 2014

(c)

Warrants

The Company has 39,232,909 common share purchase warrants issued pursuant to private placements which are outstanding as of June 30, 2004:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
12,000,000	1 for 1	$0.350	February 6, 2005
17,457,315	1 for 1	$0.550	September 29, 2005
9,775,594	1 for 1	$0.550	October 26, 2005

3.

Net (Loss) Per Share

The net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the year to date which amounted to 278,450,034 and 298,543,193 shares for the second quarter.  Under the treasury method of calculating fully diluted income per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2004.

4.

Other Expense (Income)

Included in other expense (income) are unrealized currency translation losses of $334,000, (2003 - gain of $304,000; 2002 - loss $54,000) and a gain on redemption of the non-controlling interest of a subsidiary company of $724,000 in 2004 (see Note 5).   These currency translation losses are a result of the increase of the value of the South African Rand against the Canadian dollar.

5.

Non-controlling Interest

During the second quarter of 2004, Eersteling Gold Mining Company Limited completed a share redemption arrangement for those shares which traded on the Johannesburg Stock Exchange ("JSE").  Pursuant to the terms of the redemption plan, the minority shareholders had their 584,362 ordinary shares converted into 584,362 redeemable preference shares, which were redeemed at a price of 0.21 rand per share.  The price of 0.21 rand

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

 (Unaudited)

5.

Non-controlling Interest (continued)

per share was the highest price traded for the shares on the JSE last year.  Payment during June 2004 amounted to approximately 123,000 rand ($25,000 Cdn.).

As a result of the redemption, Eersteling is now a 100% owned subsidiary of Caledonia.  Accordingly a gain of $724,000 was recognized in the consolidated accounts upon acquisition of the non-controlling interest in Eersteling.

6.

Supplemental Cash Flow Information

Items not involving cash are as follows ($000's):

	2004	2003	2002
Accretion asset retirement obligation	$8	$16	$16
Non-controlling interest	(13)	-	(2)
Stock option benefit expense	153	-	-
Gain on acquisition of non-controlling interest of subsidiary company	(724)	-	-
Other	16	18	-
	($592)	$34	$14

The net changes in non-cash working capital balances for continuing operations are as follows:

	2004	2003	2002
Accounts payable	($193)	($167)	$96
Accounts receivable	(147)	(171)	10
Inventories	57	-	-
Prepaid expenses	126	2	-
	($157)	($336)	$86

Corporate Directory

BOARD OF DIRECTORS

S. E. Hayden

J. Johnstone

F. C. Harvey

W. I. L. Forrest

C. R. Jonsson

OFFICERS

S. E. Hayden

Chairman of the Board, President and

Chief Executive Officer

F. C. Harvey

Technical Director

J. Johnstone

Vice-President Operations and

Chief Operating Officer

M. D. Tombs

Vice-President Finance and

Chief Financial Officer

J. Smith

Vice-President Exploration

CORPORATE OFFICES
Canada - Head Office

Caledonia Mining Corporation

Unit 9, 2145 Dunwin Drive

Mississauga, Ontario

L5L 4L9 Canada

Tel: (905) 607-7543

Fax: (905) 607-9806

South Africa

Greenstone Management Services (Pty) Ltd.

P.O. Box 587

Johannesburg 2000

South Africa

Tel:  (27)(11) 447-2499

Fax: (27)(11) 447-2554

Zambia

Caledonia Mining (Zambia) Limited

P.O. Box 36604

Lusaka, Zambia

Tel: (260)(1) 29-1574

Fax: (260)(1) 29-2154

SHARES LISTED

The Toronto Stock Exchange Symbol "CAL"

NASDAQ OTC BB Symbol "CALVF"

CAPITALIZATION at June 30, 2004

Authorised: Unlimited

Shares, Warrants and Options Issued:

Common Shares: 301,112,288

Warrants: 39,232,909

Options: 12,908,700

Web Site: http://www.caledoniamining.com

SOLICITORS

Borden Ladner Gervais LLP

Suite 4100, Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3Y4 Canada

Tupper, Jonsson & Yeadon

1710-1177 West Hastings Street

Vancouver, British Columbia

V6E 2L3 Canada

AUDITORS

BDO Dunwoody LLP

Chartered Accountants

Suite 3200, 200 Bay Street

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J8 Canada

REGISTRAR & TRANSFER AGENT

Equity Transfer Services Inc.

Suite 420 120 Adelaide Street West

Toronto, Ontario M5H 4C3 Canada

Tel:  (416) 361-0152

Fax: (416) 361-0470

BANKERS

Canadian Imperial Bank of Commerce

6266 Dixie Road

Mississauga, Ontario

L5T 1A7 Canada

Caledonia Mining Corporation

Unit # 9

2145 Dunwin Drive

Mississauga, Ontario, Canada

L5L 4L9

Tel:   (905) 607-7543

Fax:  (905) 607-9806

info@caledoniamining.com

CALEDONIA MINING CORPORATION

NEWS RELEASE

SECOND QUARTER 2004 FINANCIAL RESULTS

and GENERAL UPDATE

13th August 2004,  4.00 pm.

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce its key financial results for the second quarter of its 2004 fiscal year, together with a general update of its properties. The results are reported in Canadian dollars except where stated otherwise.

The Corporation reports an overall loss for the quarter of $1.4 million ($0.005 per share).  The net loss of $1.4 million during the quarter is comprised of unrealized currency translation losses, operating losses and administration costs.

The year-to date loss was $3.2 million ($0.011 per share) compared to a loss of $1.6 million for the same period in 2003.

Performance Highlights:

Caledonia continues to remain largely debt free and continues to focus its efforts on advancing its assets.  It has made significant enhancements to its South African gold operations and management team, and has, either alone or with its joint venture partners, exploration initiatives in South Africa, Canada and Zambia.

At the Barbrook Mine, despite the further circuit changes made in the metallurgical operations during March and April there was no significant gold recovery or production achieved in the plant in the quarter.  However, there have been improvements in gold recovered in July and August and gold recovery and production now appears to be increasing.  Efforts are being directed at the oxygenation and resin-in-leach circuits particularly in the area of resin contamination in order to resolve the problem.

Exploration drilling at the Rooipoort Platinum Exploration Project near Mokopane, South Africa continued throughout the quarter and 286 hectares of mineral rights were purchased and 56 hectares of prospecting rights were acquired, totaling 342 hectares of additional property immediately adjoining the Rooipoort Platinum Exploration Project.

Exploration activities were conducted on the Rooipoort (Platinum), Roodepoort (gold), Kikerk Lake (diamonds) and Nama (cobalt) properties during the quarter and will continue in the third quarter.

Mike Tombs was appointed Vice President Finance and Chief Financial Officer of the Corporation.  He is based in the Johannesburg, South Africa office.

During the second quarter of 2004, Eersteling Gold Mining Company Limited completed a share redemption  arrangement for those shares which traded on the Johannesburg Stock Exchange ("JSE"), thus making it 100% owned by Caledonia.

Caledonia completed the private placement financing which commenced during the first quarter.  In total the Corporation raised $14.2 million, net of financing costs, during the first six months of 2004 through the financing program and the exercise of warrants.

Quarterly Unaudited Financial Results - $ Thousands

	Q2-2004	Q2-2003
Revenue and operating costs
Revenue from sales	$30	$-
Operating costs	1,396	1,240
Gross profit (loss)	(1,366)	(1,240)

Costs and expenses	69	174

Net (loss) for the period	($1,435)	($1,414)

Net (loss) per share
Basic and fully diluted	($0.005)	($0.006)

 General Update

Production Activities

Gold

Modifications to the metallurgical plant at the Barbrook Mine were completed in May when re-commissioning commenced.  Fine tuning of the plant revisions continued into June. The plant operated sporadically during the month, treating 3,986 tonnes in June.  As no significant quantity of gold was recovered it was apparent that further changes were necessary to the Aachen oxygenation and Resin-in-Leach (RIL) sections.These plant changes were in progress at the quarter's end.  There have been improvements in gold recovered in July and August and gold  recovery and production now appear to be improving.

Caledonia continues to evaluate 'ultra-fine milling' and 'whole-plant Biox(r)' metallurgical processes to determine whether further recovery improvements and improved economics can be attained. As ongoing test work and the in-house feasibility are completed, further revisions and additions to the metallurgical plant may be expected.

The focus of underground mining remained on development during the quarter.  Development advance has been restricted by the need to re-establish services, particularly electric power for ventilation fans, in those areas remote from the main Taylors block.  In the Taylors ore zone, the main emphasis was on the development of a double compartment decline shaft which will provide access to the Taylors zone below the 10 level elevation.  The hoist room has been established as has the access to the shaft location on 10 level.

Exploration Activities

Platinum Group Metals

At the Rooipoort Platinum Exploration Project near Mokopane, South Africa, a total of 1,880 meters was drilled during the quarter.  The final hole in the Phase 1 stratigraphic drilling program was being drilled at the end of the quarter.  To date 6,879 meters have been drilled in this 23-hole Phase 1 program which covers the full 6km strike-length of the property.  Platinum group mineralisation has been intersected in virtually all of the holes. The information provided continues to define the stratigraphy of the Rooipoort target area and will be used to focus the next drilling phase, which is intended to define an initial resource at Rooipoort. This resource-definition drilling program is currently scheduled to commence in the third quarter of 2004.

During the quarter mineral rights were negotiated over portions of Grasvally 293KR which is immediately adjacent to the Southern boundary of the Rooipoort property.  A total of 342 hectares of additional exploration property was either purchased or optioned.  Further land negotiations in this area are ongoing.  A soil-sampling program was completed at Grasvally during May and June.  In total 672 samples were collected. Results from the initial samples taken in May are  being analysed and prepared for plotting.

Gold

Eersteling has identified a near-surface gold exploration prospect ("Roodepoort"). Testing is ongoing and will continue throughout 2004. Results from the 2003/4 sampling program have been received and are being evaluated. During the quarter, 336 soil grid samples were collected, as were 155 chip samples from outcrops of favorable host rock within the targeted area and a number of old workings and adits were sampled.  The samples have been sent for assaying and results are awaited. The open pit potential for Roodepoort for a large low-grade operation has never previously been evaluated. Drilling is planned  in the third quarter of 2004 on targets generated from the results of this sampling program and previous data of Roodepoort.

Diamonds

Kikerk Lake Joint Venture -Canada.

Processing of heavy mineral follow-up samples collected from six separate areas on the property during the 2003 summer season by the operator of the joint venture, Ashton Mining of Canada ("Ashton"), continued in Ashton's laboratory during the quarter.

Ashton has proposed a heavy mineral sampling program and renewal of the 15 Kikerk mineral leases for 2004. The sampling program which involves the collection of ~350 samples will increase the sample density across the property in those areas removed from the core Potentilla and Stellaria occurrences.  Caledonia's share of this $300,000 program is funded by Ashton.

Base Metals

Nama Cobalt Project - Zambia

Nine kilometres of access road were upgraded to allow heavy equipment to reach the sample site on the Nama cobalt project.  Equipment was mobilized to the site and sampling commenced during July.  This bulk sample will be shipped to Johannesburg, South Africa and after blending and splitting will be tested in South Africa and Canada to determine whether  an economically viable concentrate can be produced for sale.  Test results should  be available by year end.

Caledonia's Second quarter report has been posted on SEDAR and is available on the Corporation's website at http://www.caledoniamining.com

For further information please contact Caledonia Mining Corporation:

S. E. Hayden	James Johnstone	Chris Harvey
Chairman, President and CEO	V-P Operations and COO	Technical Director
South Africa	Canada	Canada
Tel: (011-27-11) 447-2499	Tel: (1-905) 607-7543	Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554	Fax: (1-905) 607-9806	Fax: (1-905) 607-9806

Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found on the Corporation's website http://www.caledoniamining.com

Form 52-109FT2 - Certification of Interim Filings

I, Stefan E. Hayden, CEO of Caledonia Mining Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings) of Caledonia Mining Corporation, (the issuer) for the interim period ending June 30th, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date:__13 August 2004

       ("signed")

______________________

[Signature]

S.E. Hayden, Chairman, President

          and Chief Executive Officer.

Form 52-109FT2 - Certification of Interim Filings

I, Michael D. Tombs, CFO of Caledonia Mining Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings) of Caledonia Mining Corporation, (the issuer) for the interim period ending June 30th, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date:__13 August 2004_______

       ("signed")

______________________

[Signature]

M.D. Tombs, Vice President Finance

                     and Chief Financial Officer.